Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.

Société anonyme

Registered Office: 37 rue d’Anvers, L-1130 Luxembourg

R.C.S. Luxembourg B 159.658

2 September 2013

Notice is hereby given to the shareholders that an

EXTRAORDINARY GENERAL MEETING

of the shareholders of Pacific Drilling S.A., (the “Company”) will be held at the Company’s registered office in Luxembourg on Monday, 2 September 2013 at 5:00 p.m. Central European Time with the following agenda:

AGENDA

1.	Appointment of Sami Iskander to serve as a new member of the board of directors of the Company (the “Board”) for a term ending at the annual general meeting of the Company to be held in 2014; and

2.	Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the agenda of the extraordinary general meeting of shareholders of the Company and in particular to proceed to any required filing with the Registre de Commerce et des Sociétés, Luxembourg.

Luxembourg, 25 July 2013

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

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Notes:

1.	The Board has fixed the close of business on July 22, 2013, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.	At the extraordinary general meeting, the proposed resolution shall be adopted by a simple majority vote and each share is entitled to one vote.

3.	No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than 5 business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.	A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., P.O. Box 1600, 0021 Oslo, Norway or alternatively sent by facsimile (+47) 24 05 02 56 or e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our extraordinary general meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

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INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 -APPOINTMENT OF DIRECTOR

The Board has nominated Sami Iskander, born on October 3, 1965, residing professionally at 39 Priory Avenue, London, W4 1TZ, to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2014. Mr. Iskander meets the independence standards for directors established by the United States Securities and Exchange Commission and by the New York Stock Exchange on which the Company is listed.

Mr. Iskander, age 47, is the Executive Vice President, Operations at BG Group, and has served as a board member of BG Energy Holdings Limited and BG International Limited since 4 September 2009. Prior to joining BG Group in 2008, Mr. Iskander spent his career with Schlumberger and fulfilled a number of key leadership roles with them. He was appointed to the Group Executive Committee, BG Group in July 2009, having previously been Senior Vice President, Operations and Developments in BG Advance. Mr. Iskander holds a BS in Mechanical Engineering from American University in Cairo, Egypt.

As provided in the Company’s Articles of Association, each Director is elected pursuant to a general meeting of our shareholders. If the office of a Director becomes vacant, the other members of our Board, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The Board recommends that the shareholders approve the appointment of Sami Iskander as a new member of the Board.

PROPOSAL 2 –AUTHORIZATION TO TAKE ACTION

The Board recommends that the shareholders approve the authorization of any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the agenda of the extraordinary general meeting.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting 2 September 2013

The undersigned hereby authorize(s) DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Wildgen, Partners in Law, with offices in Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held at 37 rue d’Anvers, L-1130 Luxembourg at 5:00 p.m. (local time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Corporation on 25 July 2013.

☒ Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.	Appointment of Sami Iskander to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2014.

2.	Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the agenda of the extraordinary general meeting of shareholders of the Company and in particular to proceed to any required filing with the Registre de Commerce et des Sociétés, Luxembourg.

Signature(s)	Date:
Note: Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters: